PT INDOSAT Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”) that the Company’s Annual General Meeting of Shareholders (“AGMS”) which was held on Tuesday, June 5 2007 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No.21, Jakarta 10110, has declared the following resolutions:

1.

First Agenda:

a.

To approve the annual report of the Company for the financial year ended 31 December 2006;

b.

To ratify the financial statements of the Company for the financial year ended 31 December 2006;

c.

To approve the full release and discharge of the Board of Commissioners from its supervisory responsibilities and of the Board of Directors from its managerial responsibilities in relation to the Company, to the extent that their actions are reflected in the financial statements of the Company for the financial year ended 31 December 2006 and such actions do not conflict with or violate the prevailing laws and regulations.

1.

Second Agenda:

a.

To determine the allocation of net profit for the financial year ended December 31, 2006 with the following composition:

-

For reserve funds, 1% of the net income which is equivalent to Rp14.10 billion

-

For dividend, an amount of Rp129.75 per share

-

The remaining amount will be allocated for re-investment and working capital

The dividend will be paid in full on July 13, 2007 in the amount of Rp129.75 per share, while the schedule of payment of dividend for the Government of the Republic of Indonesia will be determined by the Board of Directors of the Company in accordance with the prevailing laws and regulations.

In accordance with  the prevailing capital market regulation, shareholders who are entitled to the dividend shall be those whose names are recorded in the Shareholders Register of the Company as of June 29, 2007 at 4.00 p.m West Indonesian Time.

b.

To authorize the Board of Directors of the Company with the right of substitution to effect the payment of dividend in accordance with the provisions above and/or subject to the requirements of the prevailing laws and regulations.

2.

Third Agenda:

To approve the total annual remuneration of the Company’s Board of Commissioners for the year 2007 effective since January 1, 2007 amounting to Rp20,000,000,000 and inclusive of honorarium, provisions for ad-hoc committee fees, benefits, facilities and allowance for income tax which is to be paid by the Company and is determined based on the composition of the Board of Commissioners for the year 2007.

The remuneration for the Board of Commissioners for the year 2007:

-    President Commissioner

: Rp 1,969,229,487,-

-    Commissioner

: Rp 1,792,201,084,-

     (average amount)

The remuneration of the Commissioner may differ to take into account each Commissioner’s duties and responsibilities on committees of the Board of Commissioners.

All amount stated above are inclusive of income tax

3.

Fourth Agenda:

a.

To approve the appointment of Public Accounting Firm Purwantono, Sarwoko & Sandjaja, member of Ernst & Young Global, as the Company’s Independent Auditor to audit the Company’s financial statements for the year 2007 as proposed by the Board of Commissioners and the delegation of authority to the Board of Commissioners to determine the terms and conditions of such appointment.

b.

To delegate the authority of the general meeting of shareholders to the Board of Commissioners to appoint a replacement to the Company’s Independent Auditor, including to determine the terms and conditions of the appointment if the appointed Independent Auditor cannot fulfill or implement its task for any reason whatsoever, based on the prevailing rules and regulation.

1.

Fifth Agenda:

a.

To discharge Mr Johnny Swandi Sjam as Director of the Company with appreciation and gratitude and appoint him as President Director as nominated by Government of Republic of Indonesia and supported by ICL for the period commencing from the close of this AGMS until the close of the Annual General Meeting of Shareholders in the year 2010 or in accordance with the Articles of Association of the Company.

b.

To discharge the following members of the Board of Directors with appreciation and gratitude as at the close of this AGMS:

(i)

Mr. Wityasmoro Sih Handayanto;

(ii)

Mr. S. Wimbo Hardjito;

(iii)

Mr. Joseph Chan Lam Seng;

(iv)

Mr. Wahyu Wijayadi

and to appoint the following as new members of the Board of Directors for the period commencing from the close of this AGMS until the close of the Annual General Meeting of Shareholders in the year 2010 or in accordance with the Articles of Association of the Company:

(i)

Mr. Fadzri Sentosa as nominated by Government of Republic of Indonesia

(ii)

Mr. Guntur S Siboro as nominated by Government of Republic of Indonesia

(iii)

Mr. Syakieb Sungkar as nominated by Government of Republic of Indonesia

(iv)

Mr. Wahyu Wijayadi as nominated by Government of Republic of Indonesia

(v)

Mr. Roy Kannan as nominated by ICL

c. To discharge Mrs. Eva Riyanti Hutapea, as Independent Commissioner with appreciation and gratitude as at the close of this AGMS and to appoint DR Setyo Anggoro Dewo, as Independent Commissioner and to appoint Sheikh Mohamed Bin Suhaim Hamad Al-Thani as a member of the Board of Commissioners for the period commencing from the date that the approval of BKPM is granted in order for Sheikh Mohamed Bin Suhaim Hamad Al-Thani to be appointed as a member of the Board of Commissioners until the close of the Annual General Meeting of Shareholders in the year 2008 or in accordance with the Articles of Association of the Company.

Therefore, the composition of the Company’s Board of Commissioners for the period commencing from the close of this AGMS, except for Sheikh Mohamed Bin Suhaim Hamad Al-Thani as of the date of approval of BKPM is granted to be appointed as a member of the Board of Commissioners, until the close of the Annual General Meeting of Shareholders in the year 2008 and the composition of the Company’s Board of Directors for the period commencing from the close of this AGMS until the close of the Annual General Meeting of Shareholders in the year 2010 (both in accordance with the Articles of Association of the Company) shall be as follows:

Board of Commissioners:

-

Peter Seah Lim Huat, President Commissioner

-

Roes Aryawijaya, Commissioner

-

Lee Theng Kiat, Commissioner

-

Setyanto P. Santosa, Commissioner

-

Sio Tat Hiang, Commissioner

-

Sum Soon Lim, Commissioner

-

Sheikh Mohamed Bin Suhaim Hamad Al-Thani, Commissioner

-

Lim Ah Doo, Independent Commissioner

-

DR. Setyo Anggoro Dewo, Independent Commissioner

-

Soeprapto, Independent Commissioner

Board of Directors:

-

Johnny Swandi Sjam, President Director

-

Kaizad B. Heerjee, Deputy President Director

-

Wahyu Wijayadi, Director of Corporate Services

-

Raymond Tan, Director of Network

-

Fadzri Sentosa, Jabotabek & Corporate Sales Director

-

Syakieb A Sungkar, Regional Sales Director

-

Wong Heang Tuck, Finance Director

-

Roy Kannan, Director of Information Technology

-

Guntur S Siboro, Marketing Director

d.

Further to delegate the authority to the Board of Commissioners in accordance with article11 paragraph (7) of the Company’s Articles of Association based on the Board of Directors’ proposal:

(i)

to determine the duties and responsibilities of the members of the Board of Directors (to the extent not determined by the General Meeting of Shareholders) or

(ii)

to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time.

d.

To appoint and grant the authority with the right to substitution, to the Company’s Board of Directors to conduct any action in relation to the resolution of the AGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask information, to apply for the approval and/or submit a report/notification to the BKPM, the Minister of Law and Human Rights of the Republic of Indonesia or any other related authorized institutions, to register the changes to the composition of the Board of Directors and the Board of Commissioners as approved by this AGMS with the Company Registry office Department of Trade, to make or caused to be made and sign the deeds and letters or any necessary documents, appear before the notary and to ask the notary to prepare and sign the deed of the Company’s AGMS resolution and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this AGMS.

Rules and Regulation of cash dividend are as follows:

1.

Cash dividend for the year ended 31 December 2006 of Rp.129.75 per share will be paid to:

a.

Shareholders whose names are registered in the Company’s Shareholders Register maintained by the Shares Administration Bureau (“PT EDI Indonesia”) as of 04.00 p.m. West Indonesian Time on June 29, 2007.

b.

Shareholders whose names registered as account holders in the custodian bank or securities company in PT Kustodian Sentral Efek Indonesia (“PT KSEI”) Collective Custody as of 04.00 p.m. West Indonesian Time on June 29, 2007.

2.

The basis for inclusion in the Company Shareholders Register or the Account Holder List are all the shares trading on the Jakarta Stock Exchange and the Surabaya Stock Exchange for:

Remaining Of The Cash Dividend per Share for The Year 2006		Rp.129.75 per share
Cum Dividend for	Regular and Negotiable Market	June 26, 2007
	Cash Market	June 29, 2007
Ex Dividend for	Regular and Negotiable Market	June 27, 2007
	Cash Market	July 2, 2007
Recording Date of dividend		June 29, 2007
Dividend payment date		July 13, 2007

3.

Rule No. 2 above does not apply to holders of ADS, therefore they shall follow the prevailing rules and regulations of the New York Stock Exchange by keeping reference to the Recording Date in the Shares Administration Bureau and PT KSEI, which is June 29, 2007, at 4.00 p.m. Western Indonesian Time.

4.

Payment of cash dividend to holders of ADS will be made via PT Bank Mandiri (Persero) Tbk, the local custodians authorized by The Bank of New York, in accordance with the amount registered in the Shareholders Register of the Company or the Account Holders Register as of June 29, 2007 at 4.00 p.m. Western Indonesian Time, at the Shares Administration Bureau or at PT KSEI Collective Custody.

5.

Payment of cash dividend whose shares have not been electronically registered into the Collective Custody of PT KSEI will be made through “Surat Pemberitahuan Pembayaran Dividen” (“SPPD”) or “Dividend Payment Notice” and will be sent via mail to the Shareholders’ address as registered in the Company‘s Shareholders Register, and such SPPD may be withdrawn at any appointed branch offices of PT Bank Mandiri (Persero) Tbk.

6.

Shareholders wishing to have their dividend payments transferred to their bank accounts shall submit a written request by July 2nd, 2007, at 4.00 p.m. Western Indonesian Time and shall be addressed to the Company’s Shares Administration Bureau PT EDI Indonesia, Wisma SMR 10 floor, Jl. Yos Sudarso Kav.89, Jakarta 14350.Telp. (021) 651 5130, Fax. (021) 651 5131.

7.

In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.

This announcement is hereby made to the attention of all shareholders.

                                                                                           Jakarta, June 7, 2007

                                                                                                PT INDOSAT Tbk

                                                                                          The Board of Directors

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.